UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject	:	Disclosure under the Indian Listing Regulations

Ref	:	Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (“Scheme”) for Delisting of shares of ICICI Securities Limited

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

This is further to the disclosure made by ICICI Bank Limited (Bank) on March 11, 2025, pursuant to which we had informed that the Board of Directors of ICICI Securities Limited (I-Sec) have approved March 24, 2025 as the ‘Record Date’ for the purposes of the Scheme.

As per the Scheme, “On and from the Record Date, the Subsidiary Company shall become a wholly owned subsidiary of the Holding Company and be deemed to have been delisted from the BSE and NSE”.

Consequently, effective today, I-Sec has become a wholly owned subsidiary of the Bank and is deemed to have been delisted from the stock exchanges.

We request you to take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: March 24, 2025	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary